DIRECT DIAL (650) 470-3130 DIRECT FAX (650) 798-6510 EMAIL ADDRESS Michael.Mies@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ____________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com

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December 2, 2020

VIA EDGAR Ruairi Regan Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	RMG Acquisition Corp. II

Registration Statement on Form S-1

Filed October 6, 2020

File No. 333-249342

Dear Mr. Regan:

On behalf of RMG Acquisition Corp. II (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated October 16, 2020, concerning the Company’s Registration Statement on Form S-1 filed on October 6, 2020. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates.

U.S. Securities and Exchange Commission

December 2, 2020

Registration Statement on Form S-1 filed October 6, 2020

General

1.	We note that Section 9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

Section 9.3 of the warrant agreement has been revised to clarify that this provision does not apply to claims under the Exchange Act or any other claims for which federal district courts are the sole and exclusive jurisdiction, and the revised warrant agreement has been refiled. This provision has been disclosed in the Registration Statement on pages 58 and 149 of the prospectus.

*   *   *

U.S. Securities and Exchange Commission

December 2, 2020

Please contact me at (650) 470-3130 should you require further information.

Very truly yours, /s/ Michael J. Mies Michael J. Mies

cc:	RMG Acquisition Corp. II

Philip Kassin

cc:	Ropes & Gray LLP

Paul D. Tropp, Esq. and Christopher J. Capuzzi, Esq.